January 8, 2007

Mario Rodriguez, Chief Executive Officer
NTR Acquisition Co.
100 Mill Plain Road, Suite 320
Danbury, CT 06811

> **Re:** **NTR Acquisition Co.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **File No. 333-135394**
> **Filed December 18, 2006**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three of our letter dated November 1, 2006. Please revise to clarify that there is the possibility that you may not take action to enforce the terms of the indemnity agreements.

Summary Financial Data, page 13

2.   Please explain to us the reason you are including $7,500,000 of deferred
        underwriting costs in the as adjusted total assets. Based on your
        disclosure, these costs will be paid to the underwriters upon
        consummation of the business combination and thus would not be
        included in your total assets on the balance sheet post-combination. We
        note in the "Dilution" section you also may be including deferred
        underwriting costs in the net proceeds from the offering, which does not
        appear appropriate. Please advise or revise as needed.

Dilution, page 40

3.   Please reconcile the net proceeds of $242,375,000 with the amount of
        $237,375,000 disclosed on page 34.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Carolyn J. Luxemburg
         Fax: 212 225 3999